SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

27 June 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 27 June 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

                Documents lodged with the UK Listing Authority's

                           Document Viewing Facility

London, UK; Brentwood, TN; 27 June 2007 - Protherics PLC ("Protherics" or the
"Company"), the international biopharmaceutical company focused on critical care and cancer, has today posted to shareholders its Annual Report for the year ended 31 March 2007, which contains a notice of the Company's Annual General
Meeting to be held at 12.00 noon on Thursday 26 July 2007 at the offices of
Ashurst, Broadwalk House, 5 Appold Street, London  EC2A 2HA (the "Meeting").

Copies of the above documents, together with copies of the Company's Articles of
Association and the Company's 2005 Deferred Bonus Plan, which contain amendments to be proposed at the Meeting, have been lodged with the UK Listing Authority's
Document Viewing Facility and will shortly be available for inspection at:

The Document Viewing Facility
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
                                   |  Ends  |

For further information please contact:

 Protherics
 Nick Staples, Director of Corporate Affairs               +44 (0) 7919  480510
 Julie Vickers, Company Secretary                          +44 (0)1928 518010

 Financial Dynamics - press enquiries
 London: Ben Atwell, David Yates                           +44 (0) 20 7831 3113
 New York: John Capodanno, Jonathan Birt                   +1 212 850 5600

 Or visit  www.protherics.com